UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission File Number: 001-41253

Super Group (SGHC) Limited
(Translation of registrant’s name into English)

Super Group (SGHC) Limited
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR
Telephone: +44 (0) 14 8182-2939
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

CONTENTS
On May 11, 2026, Super Group (SGHC) Limited issued a press release announcing its financial results for the first quarter of 2026, a change to its two reportable segments from Betway and Spin to Africa and International and reaffirming guidance for financial year 2026.
A copy of the press release, which includes an an unaudited statement of financial position as at March 31, 2026 and December 31, 2025, an unaudited consolidated statement of profit or loss and other comprehensive income for the three months ended March 31, 2026 and 2025, an unaudited statement of cash flows for the three months ended March 31, 2026 and twelve months ended December 31, 2025 , is attached hereto as Exhibit 99.1.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: May 11, 2026	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated May 11, 2026.

Exhibit 99.1